BIRKENSTOCK HOLDING

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

2025 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 - 4.

	For	Against	Abstain
1. To receive the Company's annual report and consolidated accounts for the fiscal year ended September 30, 2024, together with the auditor's report.	☐	☐	☐
2. To re-appoint Nisha Kumar as a Class II director of the Company.	☐	☐	☐
3. To re-appoint Nikhil Thukral as a Class II director of the Company.	☐	☐	☐
4. To re-appoint EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2026.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X

043H0B

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The material is available at: www.investorvote.com/BIRK

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Birkenstock Holding plc

Notice of 2025 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — April 29, 2025

Megan Kulick and Johannes Liefke, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Birkenstock Holding plc to be held on April 29, 2025 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Items 1 - 4.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

Unless otherwise defined, terms used in this proxy shall have the meaning given to them in the Notice of Annual General Meeting published by Birkenstock Holding plc on or about March 6, 2025.

(Items to be voted appear on reverse side)